UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2019.
or

Â	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to             .
Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WALMART PUERTO RICO 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WALMART INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Walmart Puerto Rico 401(k) Plan
Financial Statements and
Supplemental Schedule

As of January 31, 2019 and 2018, and for the year ended January 31, 2019

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Walmart Puerto Rico 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Walmart Puerto Rico 401(k) Plan (the Plan) as of January 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended January 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended January 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.

Rogers, Arkansas
July 18, 2019

Walmart Puerto Rico 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
	2019	2018
Assets
Investments, at fair value	$88,112,642	$130,821,177
Notes receivable from participants	10,597,897	15,973,881
Due from broker	-	41,240
Accrued investment income	4,208	6,214
Total assets	98,714,747	146,842,512

Liabilities
Accrued expenses	58,622	118,536

Net assets available for benefits	$98,656,125	$146,723,976
See accompanying notes.

Walmart Puerto Rico 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended January 31, 2019
Additions
Investment income (loss):
Net depreciation in fair value of investments	$(5,719,240)
Interest and dividends	503,761
Net investment loss	(5,215,479)

Interest income on notes receivable from participants	584,688

Contributions:
Company	7,352,499
Participant	8,059,218
Total contributions	15,411,717

Other, net	80,345
Net additions	10,861,271

Deductions
Benefits paid to participants	58,571,880
Administrative expenses	278,632
Fees on notes receivable from participants	78,610
Total deductions	58,929,122

Net decrease	(48,067,851)

Net assets available for benefits:
Beginning of year	146,723,976

End of year	$98,656,125
See accompanying notes.

Walmart Puerto Rico 401(k) Plan
Notes to Financial Statements
January 31, 2019
1. Description of the Plan
Walmart Inc., ("Walmart" or the "Company") sponsors the Walmart Puerto Rico 401(k) Plan (the "Plan"). The following description provides only general information. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Walmart reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.
General
The Plan is a defined contribution plan established by the Company on February 1, 1997. Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any Plan year) is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of ERISA.
The responsibility for operation and the investment policy (except for day-to-day administration of the Plan) is vested in the Plan's Benefits Investment Committee. Benefits Investment Committee members are appointed by the Company's Senior Vice President, Global Benefits or successor title. The administration of the Plan is vested in the Senior Vice President, Global Benefits or successor title.
Banco Popular de Puerto Rico ("Trustee") is the Plan's trustee and The Northern Trust Company ("Northern Trust Company" or the "Custodian") is the custodian. The Trustee remits all contributions received from the Company to Northern Trust Company who invests those contributions as directed by participants according to the policies established by the Benefits Investment Committee. Northern Trust Company has entered into a custodial agreement with Bank of America, N.A., a subsidiary of Bank of America Corporation, as the sub-custodian of the Plan for the limited purpose of making payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation.
Contributions
Eligible associates may elect to contribute up to 50% of their eligible wages, but are not required to contribute to the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans (rollover contributions).
Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any Plan year) will receive a Company matching contribution. The Company match is 100% of deferrals up to 6% of each participant's eligible wages for the Plan year. Company matching contributions are contributed to the Plan each payroll period and are calculated based on each participant's cumulative compensation and cumulative elective and catch-up contributions through such payroll period. Rollover contributions into the Plan are not eligible for a Company matching contribution.
Additional types of contributions may be contributed by the Company to the Plan. No such additional types of contributions were made for the Plan year ended January 31, 2019, other than a qualified non-elective contribution to assist the Plan in satisfying nondiscrimination testing. All contributions are subject to certain limitations in accordance with provisions of the Puerto Rico Internal Revenue Code of 2011 ("Puerto Rico Code").
Participant Accounts
Each participant's account is adjusted for administrative expenses and earnings (losses). Adjustments are determined by the investments held in each participant's account, the participant's contribution, and an allocation of the Company's matching contributions to the Plan made on the participant's behalf. Forfeitures of non-vested Profit Sharing contributions are used or allocated to restore account balances of rehired participants or participants whose distributions were previously unclaimed.
Vesting
Participants are immediately vested in all elective, catch-up, rollover, Company matching and qualified non-elective contributions.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to generally the lesser of (a) $50,000 or (b) 50% of their vested account balance. The administrative loan origination fee of $50 per general loan and $95 per residential loan is paid by the participant and is deducted from the proceeds of the loan. Participants may only have one general purpose loan and one residential loan outstanding at any time. Loan terms range from one to five years for general purpose loans and one to fifteen years for residential loans. The loans are secured by the balance in the participant's account and bear fixed interest at the prime rate on the last day of the month preceding the month in which the loan is processed for payment, plus 1%. Generally, payments of principal and interest on the loan will be deducted from an employee's regular pay in equal amounts each pay period beginning with the first pay period following the date of the loan.
Pursuant to Administrative Determination N. 17-29, the Plan was amended during the year to allow for an additional one-year extension to any loan outstanding between September 20, 2017 through November 30, 2018, in order to assist participants affected by Hurricane Maria.
Payment of Benefits and Withdrawals
Generally, payment upon a participant's separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant's vested account. However, participants may elect to receive a single lump-sum payment of their profit sharing contributions in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, even if such contributions are not invested in Walmart equity securities. Participants may also elect to receive a single lump-sum payment of the remainder of their accounts in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Walmart equity securities as of the date distributions are processed. To the extent the participant's profit sharing contributions are not invested in Walmart equity securities, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).

The Plan permits withdrawals of active participants' elective deferrals, and rollover contributions in amounts necessary to satisfy financial hardship as defined by the Commonwealth of Puerto Rico's Department of Treasury ("Treasury"). In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age. Rollovers may be distributed at any time.
The Plan was amended during the year to allow participants to request and receive a Qualified Hurricane Distribution of up to $100,000 during the period beginning on September 20, 2017 and ending on November 30, 2018, to cover expenses, losses or damages resulting from Hurricane Maria.
Investment Options
A participant may direct the Custodian to invest any portion of his or her elective deferrals, rollover contributions, Company matching contributions, and qualified non-elective contributions in available investment options. Available investment options may change at any time. Participant investment options at January 31, 2019, include funds with a variety of equity securities, mutual funds, fixed income, and collective investment trusts/collective trust funds. Participants may change their elections at any time at the option level.
A participant may direct the Custodian to invest any portion of his or her profit sharing contributions in available investment options, including Walmart equity securities, or any of the investment options for elective contributions described previously.
Participant investments not directed by the participant are invested by the Custodian as determined by the Benefits Investment Committee.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Participant contributions are accrued for pay periods ended prior to the Plan's year-end. Company contributions are recorded when paid to the Plan. Walmart Puerto Rico contributions to the Plan related to the Plan Year ended January 31, 2019, were paid throughout the Plan Year.
Use of Estimates
The preparation of the financial statements in accordance with U.S. generally accepted accounting principles requires Plan management to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by the Custodian. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes the gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Principal and interest from the repayment of loans are allocated to participants' investment accounts in accordance with each participant's investment election in effect at the repayment date. Related fees are recorded as fees on notes receivable from participants and are recorded when earned. No allowances for credit losses have been recorded as of January 31, 2019 and 2018. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Benefit Payments
Benefit payments are recorded when paid. There were benefits in the amount of $9,871, requested before year-end that were paid after year-end.
Expenses
The Plan allows certain administrative expenses to be paid from Plan assets, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. The Plan does not reimburse for these expenses. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in fees on notes receivable from participants. Investment related expenses that are indirect are included in net depreciation of fair value of investments and direct expenses are included in administrative expenses.
New Accounting Pronouncements
In July 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-09, which among other things amends an illustrative example of a fair value hierarchy disclosure contained in FASB Accounting Standards Codification (ASC) Subtopic 962-325, Plan Accounting – Defined Contribution Pension Plans – Investments – Other to avoid the interpretation that common collective trust funds would never have a readily determinable fair value and, would always be considered eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether the its investments qualify for the net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. The effective date is for annual periods beginning after December 15, 2018. The Plan will adopt ASU 2018-09 for the year ending January 31, 2020. Management is currently evaluating this ASU to determine its impact to the Plan's financial statements and it is not expected to have a material impact to the Plan's net assets available for benefits.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, amends and adds disclosure requirements and is applicable to all entities that are required under accounting principles generally accepted in the United States of America to disclose recurring and nonrecurring fair value measurements.   ASU 2018-13 is effective for all reporting periods beginning after December 15, 2019, though early adoption is permitted for any eliminated or modified disclosure requirements. The Plan will adopt ASU 2018-13 for the year ending January 31, 2021. Management is currently evaluating this ASU to determine its impact to the Plan's financial statements and it is not expected to have a material impact to the Plan's net assets available for benefits.

3. Fair Value Measurements
Accounting guidance provides a framework for measuring fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Unadjusted quoted prices for identical, unrestricted assets or liabilities in active markets that a plan has the ability to access.
Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3	Significant unobservable inputs.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at January 31, 2019 and 2018. During the year ended January 31, 2019, there were no transfers of financial instruments into or out of Level 1 or Level 2. The Plan had no Level 3 measurements during the year ended January 31, 2019 or 2018. Following is a description of the valuation methodologies used for assets measured at fair value:
Walmart Inc. equity securities - Valued at exchange quoted market prices on the last business day of the Plan year.
Common stocks - Valued at exchange quoted market prices on the last business day of the Plan year.
Cash equivalent - Valued at amortized cost, which approximates fair value.
Mutual funds - Valued at quoted market prices on the last business day of the Plan year.
Collective investment trusts/collective trust funds - Stated at fair value as determined by the issuers of the funds on the fair market value of the underlying investments, which is valued at net asset value (NAV) as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
103-12 Investment Entity - Stated at fair value as determined by the issuer of the fund on the fair market value of the underlying investments, which is valued at NAV as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis consisted of the following types of instruments:

	Fair Value Measurements as of January 31, 2019
	Level 1	Total
Walmart Inc. equity securities	$9,607,341	$9,607,341
Cash equivalent	9,871	9,871
Mutual funds	1,826,770	1,826,770
Total assets in the fair value hierarchy	$11,443,982	11,443,982
Investments measured at NAV*		76,668,660
Total investments at fair value		$88,112,642

	Fair Value Measurements as of January 31, 2018
	Level 1	Total
Walmart Inc. equity securities	$17,366,419	$17,366,419
Common stocks	8,219,462	8,219,462
Cash equivalent	2,002,613	2,002,613
Mutual funds	9,642,988	9,642,988
Total assets in the fair value hierarchy	$37,231,482	37,231,482
Investments measured at NAV*		93,589,695
Total investments at fair value		$130,821,177

*In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the statements of net assets available for benefits.
4. Investments Measured Using NAV per Share as a Practical Expedient

The following table summarizes investments for which fair value is measured using NAV per share as a practical expedient as of January 31, 2019 and 2018. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value as of January 31,		Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice
Investments	2019	2018
Collective investment trusts/collective trust funds	$76,668,660	$90,879,559	N/A	Daily	N/A
103-12 Investment Entity	-	2,710,136	N/A	Daily	N/A
Total investments measured at NAV	$76,668,660	$93,589,695

5. Related Party and Party-In-Interest Transactions
Certain Plan investments are managed by The Northern Trust Company, Merrill Lynch & Company, and other companies that provide investment management services to the Plan. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
A portion of the Plan's assets are invested in common stock of the Company. Because Walmart is the sponsor of the Plan, transactions involving Company stock qualify as party-in-interest transactions.

6. Plan Termination
While there is no intention to do so, the Company may terminate the Plan and discontinue its contributions at any time subject to the provisions of the Puerto Rico Code and ERISA. In the event of complete or partial Plan termination, any unvested amounts in participants' accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.
7. Tax Status
The Plan has received a determination letter from the Treasury dated June 29, 2016, stating that the Plan is qualified under Sections 1165(a) of the Puerto Rico Internal Revenue Code of 1994 and Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualified status. Processes are in place to prevent operational failures, but when they occur, the Administrator takes corrective action to preserve the tax qualification of the Plan. Specifically, the Administrator has corrected, and will continue to correct, operational failures in a manner permitted under the Treasury in order to preserve the Plan's tax favored qualification. Although the Plan has been amended and restated since receiving the determination letter, the Administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Puerto Rico Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
8. Risks and Uncertainties
The Custodian holds the Plan's investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment companies. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the Statements of Net Assets Available for Benefits. The Plan's exposure to a concentration of risk is limited by the diversification of investments across multiple investment fund options. Additionally, the investments within each investment fund option are further diversified into varied financial instruments.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 31,
	2019	2018
Net assets available for benefits per the financial statements	$98,656,125	$146,723,976
Less: Benefits payable per the Form 5500	(9,871)	(4,051,112)
Net assets available for benefits per the Form 5500	$98,646,254	$142,672,864

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the Plan year ended January 31, 2019:

Net decrease in net assets available for benefits per the financial statements	$(48,067,851)
Less: Benefits payable per the Form 5500 at January 31, 2019	(9,871)
Add: Benefits payable per the Form 5500 at January 31, 2018	4,051,112
Net decrease per the Form 5500	$(44,026,610)
Benefits payable are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.

Supplemental Schedule
Walmart Puerto Rico 401(k) Plan
EIN #71-0415188, Plan #004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2019

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Investments
*	Walmart Inc. Equity Securities	Common Stock	**	$9,607,341

	Cash Equivalent
*	Bank of America N.A. Merrill Lynch Bank Deposit	Cash Equivalent, .75%	**	9,871

	Mutual Funds
*	The Northern Trust Company	Northern Institutional U.S. Government Select Portfolio	**	124,143
	PIMCO	All Asset Class Institutional	**	1,702,627
	Total Mutual Funds			1,826,770

	Collective Investment Trusts/Collective Trust Funds
	BlackRock Institutional Trust Company, N.A.	Government Short-Term Investment Fund	**	881,463
	BlackRock Institutional Trust Company, N.A.	MSCI ACWI ex-U.S. IMI Index Non-Lendable Fund Class F	**	6,047,927
	BlackRock Institutional Trust Company, N.A.	MSCI USA Minimum Volatility Index Fund Class F	**	1,870,579
	BlackRock Institutional Trust Company, N.A.	MSCI USA Momentum Index RSL Fund Class F	**	1,900,874
	BlackRock Institutional Trust Company, N.A.	MSCI USA Quality Index RSL Fund Class F	**	1,918,773
	BlackRock Institutional Trust Company, N.A.	MSCI USA Value Weighted Index RSL Fund Class F	**	1,902,001
	BlackRock Institutional Trust Company, N.A.	Russell 1000 Index Non-Lendable Fund Class F	**	24,117,686
	BlackRock Institutional Trust Company, N.A.	Russell 2000 Index Non-Lendable Fund Class F	**	198,155
	BlackRock Institutional Trust Company, N.A.	Russell 2500 Index Non-Lendable Fund Class F	**	1,872,668
	BlackRock Institutional Trust Company, N.A.	U.S. Treasury Inflation Protected Securities Non-Lendable Fund Class F	**	382,302
	BlackRock Institutional Trust Company, N.A.	U.S. Debt Index Non-Lendable Fund Class F	**	1,233,356
	Global Trust Company	Altrinsic International Equity Collective Fund	**	1,745,118
	Global Trust Company	AQR Emerging Equities Collective Investment Fund Class C	**	895,896
	Global Trust Company	Victory Mid Cap Value Collective Investment Trust	**	617,081
	Invesco Trust Company	Invesco Equity Global Real Estate Securities Trust	**	2,603,101
	JP Morgan Chase Bank, N.A.	JPMCB Short Duration Bond Fund	**	722,660
	Loomis Sayles Trust Company, LLC	Loomis Sayles Core Disciplined Alpha Trust	**	2,254,770
*	The Northern Trust Company	The Collective First State Investments Global Listed Infrastructure Fund	**	606,400
*	The Northern Trust Company	GQC Partners International Equity CIT Fund	**	2,631,346
*	The Northern Trust Company	The Collective LSV International (ACWI EX US) Value Equity Fund	**	3,533,442
*	The Northern Trust Company	The Presima Global Real Estate Concentrated Collective Fund	**	1,722,193

Principal Global Investors Trust Company	Global Property Securities Fund	**	2,614,520
Prudential Trust Company	Prudential Core Plus Bond Fund	**	2,193,737
Reliance Trust Company	Driehaus Emerging Markets Growth CIT Fund	**	913,804
Reliance Trust Company	Monarch Partners Small-Mid Cap Value Fund	**	623,783
SEI Trust Company	AEW Global Properties Trust Fund Class L	**	1,730,086
SEI Trust Company	Cohen & Steers Global Listed Infrastructure Fund	**	305,760
SEI Trust Company	CoreCommodity Management Diversified I CIT Fund	**	696,002
SEI Trust Company	Fiera Asset Management USA Collective Trust	**	2,603,699
SEI Trust Company	Gresham DJF Collective Investment Fund	**	469,038
SEI Trust Company	Jackson Square SMID-Cap Growth CIT Fund	**	839,939
SEI Trust Company	Nuveen Global Infrastructure Fund	**	610,540
The Goldman Sachs Trust Company, N.A.	The Goldman Sachs Collective Trust Core Plus Fixed Income Fund	**	2,197,301
Wellington Trust Company, NA	Wellington Trust Company, NA CIF II Commodities Portfolio	**	1,212,660
Total Collective Investment Trusts/Collective Trust Funds			76,668,660

Total Investments			$88,112,642

Notes Receivable from Participants	Loans to participants, interest rates ranging from 4.25% to 6.5% with various maturities		$10,597,897

* Represents a party-in-interest.
** Column (d) cost information not required as accounts are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Walmart Puerto Rico 401(k) Plan

Date: July 18, 2019	By:	/s/ Adam Stavisky
Adam Stavisky
Senior Vice President, US Benefits, Global People
Walmart Inc.